ERNST & YOUNG

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion in Algoma Steel Inc.'s Annual Report on Form 40-F of our audit report dated January 28, 2005 with respect to the consolidated balance sheets of Algoma Steel Inc. as at December 31, 2004 and 2003 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for the years ended December 31, 2004 and December 31, 2003, the eleven months ended December 31, 2002 and one month ended January 31, 2002 included herein.

Ernst + Young L.L.P.

Chartered Accountants

Toronto, Canada
January 28, 2005